UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e) of the

Securities Exchange Act of 1934

TSINGDA EEDU CORPORATION

(Name of Issuer)

Tsingda eEDU Corporation

TEC Merger Sub

MA Platform, Inc.

Tsing Da Century Education Technology Co., Ltd.

Zhang Hui

Liu Juntao

Yangyi Yu

Ji Qing Wang

Capvent Asia Consumption Co-Investment Fund Ltd

Yun Hui Yu

Yu Sheng

Kang Chungmai

Zhang Meng Kung

Yang Fanbin

Feng Chengxiang

Li Li

(Name of Persons Filing Statement)

Ordinary Shares, par value $0.000384 per share

(Title of Class of Securities)

G9113Q 100

(CUSIP Number of Class of Securities)

Mr. Zhang Hui Tsing Da Century Education Technology Co., Ltd. c/o No. 0620, Yongleyingshiwenhuanan Rd. Yongledian Town, Tongzhou District Beijing People’s Republic of China (+86) 10-62699290	Shuang Zhao, Esq. Shearman & Sterling LLP c/o 12th Floor, Gloucester Tower 15 Queen’s Road Central, Hong Kong (852) 2978-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A Tender offer.
☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$524,291.90	$71.51

*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of all outstanding Ordinary Shares of the Issuer (other than the 36,686,284 Ordinary Shares already beneficially owned by the Filing Persons) at a purchase price of $2.30 in cash per share. There were 227,953 outstanding Ordinary Shares that were not beneficially owned by the Filing Persons as of March 1, 2013.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act. The fee is calculated by multiplying the transaction valuation by 0.00013640.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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Introduction

This Amendment No. 3 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): Tsingda eEDU Corporation (“TEC” or the “Company”), TEC Merger Sub (“Merger Sub”), MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang and Li Li.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Item 15. Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On April 25, 2013, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of April 25, 2013, pursuant to which the Merger became effective on April 25, 2013. TEC is the corporation surviving the Merger. Upon the consummation of the Merger, each Ordinary Share of TEC (other than Ordinary Shares held by Merger Sub and Ordinary Shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost) were cancelled and automatically converted into the right to receive $2.30 in cash without interest. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister Ordinary Shares under the Exchange Act and suspend the Company’s reporting obligations under the Exchange Act.

Item 16. Exhibits

Exhibit Number	Description
(a)(1)	Letter from TEC Merger Sub to Stockholders of Tsingda eEDU Corporation (incorporated herein by reference to Exhibit (a)(1) to the Schedule 13E-3 filed by the Filling Persons on January 24, 2013)

(a)(2)	Form of Notice of Merger and Dissenters’ Rights (incorporated herein by reference to Exhibit (a)(2) to the Schedule 13E-3 filed by the Filling Persons on January 24, 2013)

(b)	None

(c)	None

(d)(1)	Plan of Merger by and between TEC Merger Sub, a Cayman Islands company and Tsingda eEDU Corporation, a Cayman Islands company, dated January 24, 2013 (incorporated herein by reference to Exhibit (d)(1) to the Schedule 13E-3 filed by the Filling Persons on January 24, 2013)

(d)(2)	Contribution Agreement by and among TEC Merger Sub, a Cayman Islands company and MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang, and Li Li, dated January 24, 2013 (incorporated herein by reference to Exhibit (d)(2) to the Schedule 13E-3 filed by the Filling Persons on January 24, 2013)

(d)(3)	Amendment to Contribution Agreement by and among TEC Merger Sub, a Cayman Islands company
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and MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang, and Li Li, dated March 1, 2013 (incorporated herein by reference to Exhibit (d)(3) to the Amendment No. 1 to the Schedule 13E-3 filed by the Filling Persons on March 1, 2013)

(e)	None

(f)	Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238 (incorporated herein by reference to Exhibit (f) to the Schedule 13E-3 filed by the Filling Persons on January 24, 2013)
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SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: April 25, 2013

TSINGDA EEDU CORPORATION

By:	/s/ Zhang Hui
Name: Zhang Hui
Title: Chairman and Chief Executive Officer

TEC MERGER SUB

By:	/s/ Zhang Hui
Name: Zhang Hui
Title: Director

MA PLATFORM, INC.

By:	/s/ Masaki Murata
Name: Masaki Murata
Title: President

TSING DA CENTURY EDUCATION TECHNOLOGY CO., LTD.

By:	/s/ Zhang Hui
Name: Zhang Hui
Title: Director

ZHANG HUI

/s/ Zhang Hui

LIU JUNTAO

/s/ Liu Juntao

YANGYI YU

/s/ Yangyi Yu

JI QING WANG

/s/ Ji Qing Wang

CAPVENT ASIA CONSUMPTION CO-INVESTMENT FUND LTD

By:	/s/ Thomas Clausen
Name: Thomas Clausen
Title: Director
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YUN HUI YU

/s/ Yun Hui Yu

YU SHENG

/s/ Yu Sheng

KANG CHUNGMAI

/s/ Kang Chungmai

ZHANG MENG KUNG

/s/ Zhang Meng Kung

YANG FANBIN

/s/ Yang Fanbin

FENG CHENGXIANG

/s/ Feng Chengxiang

LI LI

/s/ Li Li
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